OMI LIMITED

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 1 of 21 pages.

Occupational & Medical Innovations Limited
[redacted]
ks Creek Q 4127
Q 4114
+61 7 3209 4765
www.omiltd.com

04010604

Wednesday 3 March, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

04 MAR 16 AM 7:21

ITEM	DATE LODGED	DESCRIPTION
1	19 February, 2004	Company Announcement: Appendix 3Y
1	19 February, 2004	Form 604- Notice of change of interests of substantial holder
1	19 February, 2004	Form 604- Notice of change of interests of substantial holder
1	19 February, 2004	Form 604- Notice of change of interests of substantial holder
1	27 February, 2004	Company Announcement: Appendix 4D- Half Yearly Report to the Australian Stock Exchange

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully

BEN GRAHAM
Office Manager.

dlw 3/16

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

19 February 2004

Appendix 3Y- Change of Directors Interest Notice

Please find attached Appendix 3Y- Change of Directors Interest Notice.

OMI Joint Chief Executive Officer, Mr. Bruce Kiehne, previously held his shareholding in joint names with a family member. For taxation purposes, that joint shareholding has now been split evenly into two individual holdings. No shares have been disposed of and Mr. Kiehne's combined Direct and Indirect interest after this change remains the same as his Direct Interest prior to the change.

KEITH TASKE
Joint Chief Executive Officer

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**OCCUPATIONAL & MEDICAL INNOVATIONS LTD**
ABN	**11 091 192 871**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Leigh KIEHNE
Date of last notice	29/09/03

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct- 8,558,695 shares Indirect- no shares held
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	16/02/04
No. of securities held prior to change	Direct- 8,558,695 Indirect- no shares held
Class	Ordinary
Number acquired	Direct- 4,279,348 Indirect- 4,279,347
Number disposed	Direct- 8,558,695 Indirect- no shares held
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	nil
No. of securities held after change	Direct- 4,279,348 Indirect- 4,279,347

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares previously held in joint names have been transferred to individual holdings for taxation purposes only. No shares have been disposed.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 604
Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Occupational & Medical Innovations Ltd

ACN/ARSN: 11 091 192 871

1. Details of substantial holder(1)

Name: Mr. Bruce Kiehne & Mrs. Vennessa Kiehne

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 16 / 02 / 04

The previous notice was given to the company on: 29 / 09 / 03

The previous notice was dated: 29 / 09 / 03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	8,558,695	32.48%	0	0%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
16/02/04	Bruce & Vennessa Kiehne	Shares transfered from joint holding to individual holdings	nil	8,558,695	Bruce & Vennessa Kiehne

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
nil	nil	nil	nil	nil	nil

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
n/a	n/a

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Bruce Kiehne	191 Chatswood Rd Daisy Hill Q 4127
Vennessa Kiehne	191 Chatswood Rd Daisy Hill Q 4127

Signature

print name BRUCE KIEHNE VENNESSA KIEHNE capacity SHAREHOLDER

sign here [signature] date 16 / 07 / 04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Occupational & Medical Innovations Ltd

ACN/ARSN: 11 091 192 871

1. Details of substantial holder(1)

Name: Mr. Bruce Kiehne

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 16 / 02 / 04

The previous notice was given to the company on: n/a / /

The previous notice was dated: n/a / /

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	nil	nil	4,279,348	16.24%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
16/02/04	Bruce Kiehne	Shares transfered from joint holding to individual holdings	nil	4,279,348	Bruce Kiehne

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Bruce Kiehne	Bruce Kiehne	Bruce Kiehne	Direct	4,279,348	Bruce Kiehne

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
n/a	n/a

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Bruce Kiehne	191 Chatswood Rd Daisy Hill Q 4127

Signature

print name BRUCE KIEHNE capacity SHAREHOLDER

sign here [signature] date 16 / 02 / 04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Occupational & Medical Innovations Ltd

ACN/ARSN: 11 091 192 871

1. Details of substantial holder(1)

Name: Mrs. Vennessa Kiehne

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 16 / 02 / 04

The previous notice was given to the company on: n/a / /

The previous notice was dated: n/a / /

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	nil	nil	4,279,347	16.24%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
16/02/04	Vennessa Kiehne	Shares transfered from joint holding to individual holdings	nil	4,279,347	Vennessa Kiehne

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Vennessa Kiehne	Vennessa Kiehne	Vennessa Kiehne	Direct	4,279,347	Vennessa Kiehne

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
n/a	n/a

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Vennessa Kiehne	191 Chatswood Rd Daisy Hill Q 4127

Signature

print name VENNESSA KIEHNE capacity SHARE HOLDER

sign here date 16 / 02 / 04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Appendix 4D
Half Year Report to the Australian Stock Exchange

Name of Entity	Occupational & Medical Innovations Limited
ABN	11 091 192 871
Half Year Ended	31 December 2003
Previous Corresponding Reporting Period	31 December 2002

Results for Announcement to the Market

	$	Percentage increase /(decrease) over previous corresponding period
Revenue from ordinary activities	113 074	(73%)
Profit / (loss) from ordinary activities after tax attributable to members	(2 019 843)	(231%)
Net profit / (loss) for the period attributable to members	(2 019 843)	(231%)

Dividends (distributions)	Amount per security	Franked amount per security
Final Dividend	-	-
Interim Dividend	-	-
Record date for determining entitlements to the dividends (if any)		-

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Dividends

Date the dividend is payable	-
Record date to determine entitlement to the dividend	-
Amount per security	-
Total dividend	-
Amount per security of foreign sourced dividend or distribution	-
Details of any dividend reinvestment plans in operation	-
The last date for receipt of an election notice for participation in any dividend reinvestment plans	-

NTA Backing

	Current Period	Previous corresponding period
Net tangible asset backing per ordinary security	12.35 cents	19.08 cents

Control Gained Over Entities Having Material Effect

Name of entity (or group of entities)	N/A
Date control gained	
Consolidated profit / (loss) from ordinary activities since the date in the current period on which control was acquired	
Profit / (loss) from ordinary activities of the controlled entity (or group of entities) for the whole of the previous corresponding period	

Loss of Control Over Entities Having Material Effect

Name of entity (or group of entities)	N/A
Date control lost	
Consolidated profit / (loss) from ordinary activities for the current period to the date of loss of control	
Profit / (loss) from ordinary activities of the controlled entity (or group of entities) while controlled for the whole of the previous corresponding period	

Details of Associates and Joint Venture Entities

Name of Entity	Percentage Held		Share of Net Profit	
	Current Period	Previous Period	Current Period	Previous Period
N/A				
Aggregate Share of Net Profits				

Foreign Entities Accounting Framework

For foreign entities provide details of which accounting standards have been adopted (e.g. International Accounting Standards) N/A

Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited		The accounts have been subject to review	✓
If the accounts are subject to audit dispute or qualification, a description of the dispute or qualification:			

Attachments Forming Part of Appendix 4D

Attachment #	**Details**
1	Half Year Financial Report
2	Audit Review Report

Signed By Company Secretary **Lawrie Litzow**	
Print Name	Lawrie Litzow
Date	26 February 2004

Attachment 1

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

DIRECTORS' REPORT

The directors present their report together with the financial report of OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED ("the Company") and its controlled entities for the half-year ended 31 December 2003 and the auditor's review report thereon.

DIRECTORS

The directors of the Company during the half-year or since the end of the half-year are:

Dr. John Taske

Bruce Kiehne

Michael Hayne

Lawrence Litzow

RESULTS OF OPERATIONS

The consolidated profit(loss) for the half-year after providing for income tax was $(2,019,843).

REVIEW OF OPERATIONS

OMI is making progress on all three technologies presently under commercialisation. The safety scalpel is the first to reach market with an initial shipment into the US underway and the first delivery into the Australian marketplace due next week. The needle-free access valve is still under test with the company awaiting further test protocols from BBraun. OMI is satisfied with test outcomes to date despite developmental delays.

OMI's automatically retractable syringe is progressing to plan with TGA approval obtained this week. Pre-production testing is on schedule with satisfactory results of the 1ml samples in the range.

OMI expects that all three of its developed products will be available this year and is actively seeking to enter new markets for each of its products as they come on stream

Signed in accordance with a resolution of the directors.

Lawrie Litzow
<u>Director</u>

Dated this 26th day of February 2004.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

	Note	Consolidated Entity 31/12/03 $000's	31/12/02 $000's
Profit/(loss) from ordinary activities before income tax expense		(2,020)	(900)
Income tax (expense)/benefit relating to ordinary activities		-	289
Net profit/(loss) from ordinary activities after related income tax expense attributable to the members of the company		(2,020)	(611)
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		-	-
Total changes in equity other than those resulting from transactions with owners as owners		(2,020)	(611)
Basic earnings per share (cents per share)		(7.7)	(2.4)
Diluted earnings per share (cents per share)		(7.7)	(2.4)

The above Statement of Financial Performance is to be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

CONDENSED STATEMENT OF FINANCIAL POSITION

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

	Consolidated Entity	
	31/12/03	30/06/03
	$000's	$000's
CURRENT ASSETS		
Cash assets	1,753	3,755
Receivables	50	78
Other	176	11
TOTAL CURRENT ASSETS	1,979	3,844
NON-CURRENT ASSETS		
Property, plant and equipment	492	360
Intangibles	16,257	16,504
Other financial assets	1,033	962
TOTAL NON-CURRENT ASSETS	17,782	17,826
TOTAL ASSETS	19,761	21,670
CURRENT LIABILITIES		
Payables	161	46
Interest bearing liabilities	-	14
Provisions	40	45
TOTAL CURRENT LIABILITIES	201	105
NON-CURRENT LIABILITIES		
Provisions	-	5
Interest bearing liabilities	47	28
TOTAL NON-CURRENT LIABILITIES	47	33
TOTAL LIABILITIES	248	138
NET ASSETS	19,513	21,532
EQUITY		
Contributed equity	28,064	28,064
Retained profits	(8,551)	(6,532)
TOTAL	19,513	21,532

The above Statement of Financial Position is to be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

CONDENSED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

	Consolidated Entity	
	31/12/03 $000's	31/12/02 $000's
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	25	212
Payments to suppliers and employees	(1,800)	(886)
Interest received	81	39
Borrowing costs paid	(10)	(7)
GST recovered/(paid)	104	20
Net cash provided by/(used in) operating activities	(1,600)	(622)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for property, plant and equipment	(186)	(12)
Payments for intangibles	(243)	-
Other	(71)	(1)
Net cash provided by/(used in) investing activities	(500)	(13)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings	98	-
Repayment of borrowings	-	(104)
Net cash provided by/(used in) financing activities	98	(104)
Net increase/(decrease) in cash held	(2,002)	(739)
Cash at beginning of half-year	3,755	2,269
Cash at end of half-year	1,753	1,530

The above Statement of Cash Flows is to be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871
AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

NOTE 1. STATEMENT OF ACCOUNTING POLICIES

This half year consolidated financial report has been prepared in accordance with Accounting Standard AASB 1029 and is to be read in conjunction with the 30 June 2003 Annual Report and any public announcements made by Occupational & Medical Innovations Limited and controlled entities during the half-year in accordance with any continuous disclosure obligations arising under the Corporations Act 2001. It is a general purpose financial report which has been prepared in accordance with AASB Standards, other authoritative pronouncement of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

Notes of a type normally included in an annual financial report are not included.

The accounting policies have been consistently applied by the entities in the consolidated entity and are consistent with those of the previous financial year.

For the purpose of preparing the half-year consolidated financial statements, the half-year has been treated as a discrete reporting period.

NOTE 2. SEGMENT REVENUES AND RESULTS

The consolidated entity operates predominately in one business segment being the development of safety equipment used in the medical industry.

The consolidated entity operates predominately in one geographical segment being Australia.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871 AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

NOTE 3. EVENTS SUBSEQUENT TO BALANCE DATE

There are no matters or circumstances that have arisen since the end of the period that have significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial periods.

NOTE 4. CONTINGENT LIABILITIES

There have been no changes in respect of contingent liabilities since 30 June 2003.

NOTE 5. DIVIDENDS

No dividends have been declared or paid during the half year

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871
AND CONTROLLED ENTITIES
DIRECTORS' DECLARATION

In the opinion of the directors of Occupational & Medical Innovations Limited:

(a) the accompanying financial statements and notes comply with the accounting standards and give a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date: and

(b) at the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

Lawrie Litzow
Director

Dated this 26th day of February 2004.

Attachment 2

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED A.B.N. 11 091 192 871
AND CONTROLLED ENTITIES
INDEPENDENT REVIEW REPORT

To the members of Occupational & Medical innovations Limited

Scope

We have reviewed the financial report of Occupational & Medical Innovations Limited for the half-year ended 31 December 2003 as set out on pages 5 to 11. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Occupational & Innovations Limited is not in accordance with:

(a) the Corporations Act 2001, including:

- i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and
- ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

PKF
Brisbane Partnership
Chartered Accountants

RQ Cole
Partner

Dated 27th February 2004